MORGAN, LEWIS & BOCKIUS LLP

ONE FEDERAL STREET

BOSTON, MASSACHUSETTS 02110

December 1, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	SEC Staff Review of Filings by Domini Investment Trust

Ladies and Gentlemen:

This letter is to respond to a comment we received from Mr. Kenneth Ellington of the Staff of the Securities and Exchange Commission in connection with the Staff’s review of financial statements and other filings by Domini Investment Trust (the “Registrant”). Following is the Staff’s comment and the Registrant’s response thereto:

1.	Comment:	The Staff noted that it appears that the Registrant’s filing on Form N-CSR for the fiscal year ended July 31, 2022 refers to the “second fiscal quarter of the period covered by the report” for the disclosure related to Form N-CSR Item 11(b). The Staff requested that the Registrant utilize the language provided in Form N-CSR Item 11(b) in future filings, which refers to “the period covered by the report” not isolated to a particular quarter, and that the Registrant confirm in its response that there were no such changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the report.

Response:	The Registrant confirms that it will utilize the language provided in Form N-CSR Item 11(b) in future filings, and confirms that there were no such changes in the Registrant’s internal control over financial reporting that occurred during the period covered by the report.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz